ROUGE RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED OCTOBER 31, 2009
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4 sub-section 4.3 (3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	October 31, 2009	January 31, 2009
		(Audited)
ASSETS

Current
Cash	$1,168	$4,856
Cash in lawyer's trust account	1,000	-
Receivable	1,505	2,536

	3,673	7,392

Restricted Cash	6,900	6,900
Mineral Property and Deferred Exploration Costs	103,900	85,345
Equipment, net	1,254	1,848

	$115,727	$101,485

LIABILITIES

Current
Accounts payable and accrued liabilities	$68,137	$124,648
Due to related parties	1,064,674	928,948

	1,132,811	1,053,596

SHAREHOLDERS' DEFICIENCY

Share Capital
Authorized:
Unlimited number of voting common shares
without par value
Issued:
10,565,171 shares	1,613,471	1,613,471
Contributed Surplus	53,357	53,357
Deficit Accumulated during Exploration Stage	(2,683,912)	(2,618,939)

	(1,017,084)	(952,111)

	$115,727	$101,485

The accompanying notes are an integral part of these interim financial statements.

Approved on behalf of the Board of Directors:

"Linda Smith"	"Darcy Krell"
Director	Director

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)
(Unaudited)

					Year Ended
	Three Months Ended October 31,		Nine Months Ended October 31,		January 31,
	2009	2008	2009	2008	2009
					(Audited)

Operating Expenses
Amortization	$198	$198	$594	$594	$793
Accounting and audit fees	4,853	10,805	16,568	35,462	53,775
Accretion of convertible promissory note	3,502	2,967	10,506	8,903	11,871
Legal and consulting fees	2,001	78	6,134	10,480	16,280
Management fees	15,000	15,000	45,000	37,500	52,750
Office and general	8,165	7,735	25,922	22,123	29,579
Transfer agent and filing fees	2,786	1,870	8,696	5,196	11,632
Travel and promotion	-	3,808	3,234	14,881	18,655
	(36,505)	(42,461)	(116,654)	(135,139)	(195,335)
Accounts payable write-off	-	-	51,681	-	-

Net and Comprehensive Income (Loss)
for the period	(36,505)	(42,461)	(64,973)	(135,139)	(195,335)

Deficit, Beginning of Period	(2,647,407)	(2,516,282)	(2,618,939)	(2,423,604)	(2,423,604)

Deficit, End of Period	$(2,683,912)	$(2,558,743)	$(2,683,912)	$(2,558,743)	$(2,618,939)

Net Loss Per Share - Basic and Diluted	$0.00	$(0.08)	$0.01	$(0.24)	$(0.05)

Weighted Average Number of Shares
Outstanding - Basic and Diluted	10,565,171	565,171	10,565,171	565,171	3,597,958

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

					Year Ended
	Three Months Ended October 31,		Nine Months Ended October 31,		January 31,
	2009	2008	2009	2008	2009
					(Audited)
Cash Flows Provided By (Used In):

Operating Activities
Net and Comprehensive Income (Loss)
for the period	$(36,505)	$(42,461)	$(64,973)	$(135,139)	$(195,335)
Items not requiring use of cash:
Amortization	198	198	594	594	793
Accretion of convertible promissory note	3,502	2,967	10,506	8,903	11,871
Accounts payable write-off	-	-	(51,681)	-	-
	(32,805)	(39,296)	(105,554)	(125,642)	(182,671)
Changes in operating assets and liabilities
Cash in lawyer's trust account	-		(1,000)	-
Receivable	(116)	1,041	1,031	2,423	1,528
Accounts payable and accrued liabilities	9,583	(13,365)	(4,830)	(3,392)	18,570

	(23,338)	(51,619)	(110,353)	(126,611)	(162,573)
Investing Activities
Mineral property interests	(18,555)	-	(18,555)	(14,906)	(14,906)
Purchase of equipment	-	-	-	-	-

	(18,555)	-	(18,555)	(14,906)	(14,906)

Financing Activities
Due to related parties	42,227	(283,138)	125,220	(361,521)	(323,664)
Shares issued for cash	-	255,000	-	500,000	500,000

	42,227	(28,138)	125,220	138,479	176,336

Increase (Decrease) In Cash	334	(79,758)	(3,688)	(3,038)	(1,143)

Cash, Beginning of Period	834	82,719	4,856	5,999	5,999

Cash, End of Period	$1,168	$2,961	$1,168	$2,961	$4,856

Supplemental Cash Flow Information
Interest paid	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
OCTOBER 31, 2009
(Unaudited)

1.	NATURE OF OPERATIONS AND INTERIM FINANCIAL STATEMENTS

Rouge Resources Ltd. (the “Company”) was incorporated in British Columbia, on March 31, 1998. The Company is engaged in the acquisition, exploration and, if warranted, development of mineral resource properties. On October 23, 2007, the Company changed its name from Gemstar Resources Ltd, restructured its share capital and consolidated the issued and outstanding shares on a one for ten (1:10) basis. Share and per share information in these interim unaudited financial statements is presented on a retroactive basis as if the share consolidation took place at the beginning of all periods presented.

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. During the nine months ended October 31, 2009, the Company incurred a loss of $64,973 (nine months ended October 31, 2008 - $135,139) and had a working capital deficiency of $1,129,138 (January 31, 2009 - $1,046,204). Should the Company be unable to continue as a going concern, significant adjustments to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon its ability to raise sufficient financing to complete exploration and development activities, to discover economically recoverable reserves, and to achieve profitable operations in the future or realize proceeds from disposition of its resource property interests. The Company presently, has not determined whether its mineral property interests contain economically recoverable resources. It is aware that material uncertainties exist due to current economic conditions and accordingly is unable to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

These financial statements do not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2009. They should be read in conjunction with those audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the nine months ended October 31, 2009 are not necessarily indicative of the results that may be expected for the year ending January 31, 2010.

2.	MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS

The Company staked the Dotted Lake Property (“the property”) in the Thunder Mining District of Ontario, Canada, in February 2003, and holds a 100% interest in the property comprising approximately 375 hectares. The mineral claim is in good standing.

As at October 31 and January 31, 2009, the costs incurred on the property are as follows:

	October 31,	January 31,
	2009	2009

Mineral properties
Staking	$15,261	$4,206

Deferred exploration costs
Geological survey	40,000	40,000
Geological consulting fees	41,139	41,139
Soil Sampling	7,500
	88,639	81,139

	$103,900	$85,345

During the quarter ended October 31, 2009, the Company incurred expenditures of $11,055 for additional staking on the property and a paid a $7,500 deposit towards a soil sampling program which is now nearing completion.

3.	ACCOUNTS PAYABLE WRITE-OFF

During the nine months ended October 31, 2009, the Company wrote off accounts payable from 2001 totalling $51,681.

4.	RELATED PARTY TRANSACTIONS

a)

As at October 31, 2009, loans payable aggregating $976,348 (January 31, 2009 - $851,128) to Company officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b)

As at October 31, 2009, a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (January 31, 2009 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $10,506 has been charged to the statement of operations for the nine months ended October 31, 2009 (nine months ended October 31, 2008 - $8,903) thereby increasing the debt component to $88,326 at October 31, 2009 (January 31, 2009 - $77,820).

c)	During the nine months ended October 31, 2009 and 2008, the Company recorded the following transactions with related parties:

	Nine Months	Nine Months
	Ended	Ended
	October 31, 2009	October 31, 2008

Management fees	$45,000	$37,500
Office rent	22,500	9,000

	$67,500	$46,500

The foregoing transactions were conducted in the normal course of business and recorded at the exchange amount, which is the consideration agreed to between the related parties.

5.	SHARE CAPITAL

	a)	Common Shares

There has been no change in share capital during the nine months ended October 31, 2009.

	b)	Share Purchase Warrants

Balance		Balance
January 31,		October 31,	Exercise
2009	Issued	2009	Price	Expiry

10,000,000	-	10,000,000	$ 0.10	June 30, 2010

c)	Stock Option Plan

As at October 31, 2009, no stock options have been granted and none are outstanding.

d)	Contributed Surplus

For the nine months ended October 31, 2009, there has been no change in contributed surplus.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it depending on the funds available to the Company for acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business..

The property in which the Company currently has mineral interests is in the exploration stage. Accordingly, it is dependent on existing working capital and external financing to fund its planned exploration activities and general and administrative expenses. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes it is reasonable given the small size of the Company. The Company is not subject to externally imposed capital requirements and there have been no changes in its approach to capital management during the nine months ended October 31, 2009.

7.	RISK MANAGEMENT

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These unaudited interim financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified below.

Mineral Properties and Deferred Exploration Costs

Mineral property acquisition costs are accounted for in accordance with Canadian GAAP whereby companies have the option to capitalize exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs are written off. For US GAAP, mineral interest acquisition costs are capitalized and reviewed for impairment on a reporting period basis. For US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such a property are capitalized.

Equity component of convertible note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt component and the embedded conversion feature based on their fair values. Under US GAAP, the entire proceeds of the convertible note are treated as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	October 31,	January 31,
	2009	2009

Mineral property and deferred exploration costs
Per Canadian GAAP	$103,900	$85,345
Deferred exploration costs written off	(88,639)	(81,139)
Per US GAAP	$15,261	$4,206

Liabilities
Per Canadian GAAP	$1,132,811	1,053,596
Reversal of equity portion of convertible note
from contributed surplus	53,357	53,357
Reversal of cumulative accretion on equity
portion of convertible note since inception	(34,929)	(24,423)
Per US GAAP	1,051,239	1,082,530

Shareholders’ deficiency
Per Canadian GAAP	$(1,017,084)	$(952,111)
Deferred exploration costs written off	(88,639)	(81,139)
Reversal of equity portion of convertible note
from contributed surplus	(53,357)	(53,357)
Reversal of accretion on equity portion of
convertible note	34,929	24,423
Per US GAAP	$(1,124,151)	$(1,062,184)

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

b)	Effect on Statements of Operations and Deficit

	Nine Months	Nine Months	Year
	Ended	Ended	Ended
	October 31,	October 31,	January 31,
	2009	2008	2009

Net loss for the period
Per Canadian GAAP	$(64,973)	$(135,139)	$(195,335)
Accretion of convertible note	10,506	8,903	11,871
Deferred exploration costs written off	(7,500)	(14,906)	(14,906)
Per US GAAP	$(61,967)	$(141,142)	$(198,370)

Net loss per common share, basic and
diluted
Per Canadian GAAP	$0.00	$(0.24)	$(0.05)
Accretion of convertible note	0.00	0.02	0.00
Deferred exploration costs written off	-	(0.03)	(0.01)
Per US GAAP	$0.00	$(0.25)	$(0.06)

c)	Effect on Statements of Cash Flows

	Nine Months	Nine Months	Year
	Ended	Ended	Ended
	October 31,	October 31,	January 31,
	2009	2008	2009

Cash flows used in operating activities
Per Canadian GAAP	$(110,353)	$(126,611)	$(162,573)
Accretion on convertible note	10,506	8,903	11,871
Deferred exploration costs written off	(7,500)	(14,906)	(14,906)
Per US GAAP	$(107,347)	$(132,664)	$(165,608)

Cash flows used in Investing activities
Per Canadian GAAP	$(18,555)	$(14,906)	$(14,906)
Deferred exploration costs written off	7,500	14,906	14,906
Per US GAAP	$(11,055)	$-	$-